CELPAD, INC.

201 Santa Monica Blvd, Suite 300

Santa Monica, CA 90401-2224

July 11, 2012

VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Re:	Celpad, Inc.
Request to Withdraw Registration Statement on Form S-1
SEC File Number: 333-172309

Ladies and Gentlemen:

Celpad, Inc. (the “Company”) respectfully requests, pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Act”), the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-172309), first filed with the Securities and Exchange Commission (the “Commission”) on February 16, 2011, together will all exhibits thereto (the “Registration Statement”). The Company has determined not to pursue the contemplated public offering at this time. The Commission did not declare the Registration Statement effective under the Act, and none of the Company’s securities were offered or sold pursuant to the Registration Statement, nor were any persons solicited in connection with the offering contemplated by the Registration Statement.

The Company understands that, pursuant to Rule 477(b) of the Act, this application for withdrawal will be deemed granted at the time it is filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Company that the application for withdrawal has not been granted.

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (213) 381-7450.

Sincerely,

By:	/s/ Gary L. Blum
Gary L. Blum
President and Chief Executive Officer